UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 000-49890

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MTC Technologies, Inc. Master Savings Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MTC Technologies, Inc.

4032 Linden Avenue

Dayton, OH 45432

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

YEAR ENDED DECEMBER 31, 2005 AND 2004

*	Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

MTC Technologies, Inc. Master Savings Plan

Dayton, Ohio

We have audited the accompanying statements of net assets available for benefits of the MTC Technologies, Inc. Master Savings Plan (the “Plan”) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements and supplemental schedules of MTC Technologies, Inc. Master Savings Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated July 11, 2005, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2005 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the 2005 financial statements taken as a whole. The accompanying supplemental schedules as of December 31, 2005 and for the year then ended, are presented for purposes of additional analysis and are not a required part of the 2005 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in our audit of the 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2005 financial statements taken as a whole.

/s/ LATTIMORE, BLACK, MORGAN & CAIN, P.C.

Brentwood, Tennessee

June 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statement of net assets available for benefits of the MTC Technologies, Inc. Master Savings Plan (the “Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held At End of Year) as of December 31, 2004, and Schedule of Delinquent Participant Contributions, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP

Dayton, OH

July 11, 2005

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS
INVESTMENTS, at fair market value:
Common collective trust fund	$12,491,668	$9,198,024
Pooled separate accounts	54,606,032	41,959,370
Company sponsored stock	301,396	125,781
Participant loans	739,902	635,903

Total investments	68,138,998	51,919,078

Contributions receivable - employee	307,210	271,684
Contributions receivable - employer	90,729	117,524

Total receivables	397,939	389,208

NET ASSETS AVAILABLE FOR BENEFITS	$68,536,937	$52,308,286

See notes to financial statements.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Interest and dividends	$43,710
Net appreciation in fair value of investments	4,567,797

Total investment income	4,611,507

Contributions:
Employer	3,085,426
Participants	8,846,294
Rollovers	2,723,202
Miscellaneous	4,128

Total contributions	14,659,050

Transferred assets	7,487,771

Total additions	26,758,328

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	8,495,686
Corrective distributions	16,112
Deemed distribution of participant loans	45
Administrative expenses	19,245
Transferred assets	1,998,589

Total deductions	10,529,677

NET INCREASE	16,228,651

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	52,308,286

End of year	$68,536,937

See notes to financial statements.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE A - DESCRIPTION OF PLAN

The following description of the MTC Technologies, Inc. Master Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution 401(K) plan covering all U.S. employees of the Company. Participants may enter the Plan as of the first day of the month following date of hire. The Plan administrator controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). During 2004 the Plan changed its trustee and custodian to the Principal Financial Group who is responsible for investments and administration.

Contributions - Each year, participants of the Plan can contribute up to 25% of pretax annual compensation, as defined in the Plan. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans as well as after-tax contributions. The Company makes a matching contribution of 50% of the first 10% of compensation that a participant contributes to the Plan. The Plan also provides that the Plan sponsor may contribute each year a discretionary amount authorized by the Plan sponsor’s board of directors; however; an annual discretionary contribution by the Plan sponsor is not required. No discretionary contribution was made by the Plan sponsor during 2005. Participants may direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers fifteen pooled separate accounts, a stable value fund, and Company stock as investment options for participants. Contributions are subject to certain Internal Revenue Code limitations.

Participant Accounts - The Plan requires that a separate record or account be maintained for each participant in the Plan. Each participant’s account is credited or charged with participant’s contributions, the Company’s matching contributions, the Company’s discretionary contributions and Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting - Participants are immediately vested in their voluntary contributions and actual earnings (losses) thereon. Vesting in the remainder of their accounts is based on years of credited service. Participants are credited with a year of service for any plan year in which the participant works at least 1,000 hours. A participant is 100 percent vested after five years of credited service. The following schedule is used to determine vesting in the Company’s matching and discretionary contributions and related earnings (losses):

Less than one year	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and bear interest at fixed rates used by commercial lending institutions on the date the loan application is received. Principal and interest is paid ratably through payroll deductions. At December 31, 2005 and 2004, there were $739,902 and $635,903 of loans outstanding, respectively. The interest rates on outstanding loans as of December 31, 2005 ranged between 4% and 11.3%.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

Payment of Benefits - Upon termination of service for death, disability or retirement, a participant will be 100% vested and may receive the balance as a lump-sum distribution. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or delay withdrawal until a future date.

Corrective distributions of $16,112 for the plan year ended December 31, 2005 are payments made to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination of the Plan for the prior year.

Forfeited Accounts - At December 31, 2005 and 2004, unallocated non-vested accounts totaled $32,051 and $65,186, respectively. Amounts forfeited by terminated participants are used to reduce employer contributions. In 2005, the employer contributions were reduced by $269,450 of unallocated forfeitures.

Hardship Withdrawals - The Plan permits distributions in the event of hardship, as defined in the Plan agreement. These distributions are taxable and subject to a tax penalty equal to 10% of the hardship distribution amount if the participant is younger than age 59 1/2. Hardship withdrawals are limited to a participant’s vested account balance.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared using the accrual method of accounting.

Financial Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s administrator to make estimates and assumptions that affect the reported amounts of net assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. The Plan’s interest in the common collective trust fund is based upon the current value of and net investment gain or loss relating to the units of participation held by the Plan. Shares of pooled separate accounts are valued at the net asset value of shares held by the Plan at year-end. Quoted market prices are used to value Company sponsored stock. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at cost which approximates fair value.

Payment of Benefits - Benefits are recorded when paid.

Administrative Fees - Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. The Company pays certain administrative expenses of the Plan.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE C - INVESTMENTS

Investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2005 and 2004, are as follows

	2005	2004
Gartmore Morley Stable Value Fund	$12,491,668	$9,198,024
Principal Bond and Mortgage Separate Account	5,013,322	4,007,576
Principal Partners Large-Cap Blend Separate Account	10,002,524	10,805,341
Principal Partners Large-Cap Value Separate Account	6,136,530	4,936,058
Principal Medium Company Blend Separate Account	6,861,126	5,376,721
Principal Partners Small-Cap Blend Separate Account	4,455,352	4,227,901
Principal International Growth Separate Account	9,661,897	6,850,799
Principal Partners Large-Cap Stock Index Separate Account	3,438,073	—
Principal Partners Large-Cap Growth I Separate Account	3,970,067	—

	$62,030,559	$45,402,420

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by a net of $4,567,797, as follows:

Common collective trust fund	$406,998
Pooled separate accounts	4,217,514
Company sponsored stock	(56,715)

$4,567,797

NOTE D - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will receive 100 percent of the balance in their accounts. The assets of the Plan will be distributed to the participants after payment of any expenses properly related to the Plan are paid.

NOTE E - TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 13, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated is qualified and the related trust is tax exempt.

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2005 AND 2004

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits as of December 31, 2005.

NOTE G - TRANSFERRED ASSETS

Effective January 1, 2005, the Plan merged with another plan offered by the sponsor. Assets in the amount of $7,487,771 were transferred to the Plan during 2005. The merger was made in an effort to simplify the administration of the Plan.

During 2005, the Plan transferred assets totaling $1,998,589 to another Plan.

NOTE H - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

There were no differences between the financial statements and the Form 5500 as of December 31, 2005 and 2004, and for the year ended December 31, 2005.

NOTE I - RELATED PARTY TRANSACTIONS

The Plan’s pooled separate accounts are invested with Principal. Thus, Principal, as custodian defined by the Plan, qualifies as a party-in-interest.

NOTE J - BENEFITS ALLOCABLE TO WITHDRAWN PARTICIPANTS

There were no distributions in process at December 31, 2004. At December 31, 2005, there was $37,942 due to participants who have withdrawn from the Plan and requested benefit payments prior to year-end.

NOTE K - SUBSEQUENT EVENT

The vesting schedule has been revised. Effective January 1, 2006, the schedule is as follows:

One year	20%
Two years	40%
Three years	60%
Four years	100%

Effective January 1, 2007, the schedule is as follows:

One year	20%
Two years	40%
Three years	100%

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

EIN: 31-1150875, PLAN No. 001

SCHEDULE H, Line 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

			Total that Constitute Nonexempt Prohibited Transactions
Date Contributions Were Withheld From Pay	Date Remitted by the Plan Sponsor	Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Various dates in January 2005	Various dates ranging from April 2005 to June 2006	$2,309	$—	$2,309	$—	$—

MTC TECHNOLOGIES, INC. MASTER SAVINGS PLAN

PLAN’S EMPLOYER IDENTIFICATION NUMBER: 31-1105875

SCHEDULE H, Line 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

PLAN NUMBER: 001

DECEMBER 31, 2005

Identity of Issue, Borrower, Lessor, or Similar Party		Description of Investment Including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	Current Value **
*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	$5,013,322
*	Principal Life Insurance Company	Principal Partners Large-Cap Stock Index Separate Account	3,438,073
*	Principal Life Insurance Company	Principal Lifetime Strategy Income Separate Account	519,910
*	Principal Life Insurance Company	Principal Lifetime 2010 Separate Account	370,407
*	Principal Life Insurance Company	Principal Lifetime 2020 Separate Account	692,958
*	Principal Life Insurance Company	Principal Lifetime 2030 Separate Account	450,290
*	Principal Life Insurance Company	Principal Lifetime 2040 Separate Account	367,904
*	Principal Life Insurance Company	Principal Lifetime 2050 Separate Account	222,994
*	Principal Life Insurance Company	Principal Partners Large-Cap Blend Separate Account	10,002,524
*	Principal Life Insurance Company	Principal Partners Large-Cap Value Separate Account	6,136,530
*	Principal Life Insurance Company	Principal U.S. Property Separate Account	2,442,678
*	Principal Life Insurance Company	Principal Medium Company Blend Separate Account	6,861,126
*	Principal Life Insurance Company	Principal Partners Large-Cap Growth I Separate Account	3,970,067
*	Principal Life Insurance Company	Principal Partners Small-Cap Blend Separate Account	4,455,352
*	Principal Life Insurance Company	Principal International Growth Separate Account	9,661,897
	Gartmore Trust Company	Gartmore Morley Stable Value Fund	12,491,668
*	MTC Technologies, Inc.	MTC Technologies, Inc. Common Stock, 11,508 shares	301,396
*	Participant Loans	Interest from 4% to 11.3%, maximum five-year term, collateralized by 50% of participants’ vested account balances.	739,902

			$68,138,998

*	Represents a party-in-interest to the Plan.
**	Cost information is not required for participant-directed investments.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MTC Technologies, Inc. Master Savings Plan

Date: June 29, 2006	/s/ Joan VanZant
Joan VanZant
Manager, Human Resources Plan Administrator

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
23.1	Consent of Lattimore Black Morgan & Cain, P.C.

23.2	Consent of Ernst & Young, LLP